

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Ian Lowitt
Chief Executive Officer
Marex Group plc
155 Bishopsgate
London EC2M 3TQ
United Kingdom

> **Re: Marex Group plc**
> **Draft Registration Statement on Form F-1**
> **Submitted June 5, 2024**
> **CIK No. 0001997464**

Dear Ian Lowitt:

We have conducted a limited review of your draft registration statement and have the following comments.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. Please include the cover letter that you will publicly file your registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date. Refer to "Draft Registration Statement Processing Procedures Expanded," available on our website at www.sec.gov.

The Offering, page 25

2. We note your disclosure that you are offering notes on a continuous basis and the specific terms of each series of notes will be described in a separate pricing supplement. Given the different types of notes and terms you may be offering, please provide us an analysis how this constitutes a continuous offering on Form F-1 and under Rule 415 under the

Securities Act. Refer to Rule 415(a)(1)(ix) and Rule 430A under the Securities Act. As part of your response, please explain to us why this would not be considered a delayed offering. Refer to Rule 415(a)(1)(x). In this regard, please remove the disclosure, as indicated in the third bullet point in the second column on the cover page, and throughout, that the notes may be issue as indexed notes, or provide us an analysis how this can be done on Form F-1 and under Rule 415 under the Securities Act.

Part II
Information Not Required in Prospectus
Item 9. Undertakings, page II-3

3.   We note your disclosure on the cover page that you anticipate naming underwriters, dealers or agents in the applicable pricing supplement. Please confirm your understanding that you will need to file a post-effective amendment once you have identified underwriters for your individual offerings, since you appear ineligible to rely on Rule 430B under the Securities Act. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aisha Adegbuyi at 202-551-8754 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anna T. Pinedo, Esq.